Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB

September 30, 2021
(in € m.)
Debt (1), (2):
Long-term debt	147,961
Trust preferred securities	1,034
Long-term debt at fair value through profit or loss	3,896
Total debt	152,891

Shareholders' equity:
Common shares (no par value)	5,291
Additional paid-in capital	40,493
Retained earnings	12,357
Common shares in treasury, at cost	(16)
Equity classified as obligation to purchase common shares	-
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets at FVOCI, net of tax and other	(87)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(4)
Unrealized net gains (losses) on assets classified as held for sale, net of tax	-
Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at FVTPL , net of tax	(6)
Foreign currency translation, net of tax	(620)
Unrealized net gains from equity method investments	(6)
Total shareholders' equity	57,402
Equity component of financial instruments	7,067
Noncontrolling interest	1,634
Total equity	66,102
Total capitalization	218,993

1

 1 € 734 million (0.5)% of our debt was guaranteed by the German government as of September 30, 2021 related to legacy positions assumed in the context of the Postbank takeover.

2 € 61,681 million (40%) of our debt was secured as of September 30, 2021.

Due to rounding, numbers may not add up precisely to the totals provided.

2